October 5, 2011

VIA EDGAR/US MAIL

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E
Washington, D.C. 20549-5546

Attention: Martin James

Re: Patient Safety Technologies, Inc

Form 10-K for Fiscal Year ended December 31, 2010

Filed April 14, 2011; File No. 001-09727

Dear Mr. James,

This letter responds to the written comments received from the staff  of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on September 22, 2011 regarding the annual report on Form 10-K of Patient Safety Technologies, Inc. (“PST”,“us”,“we”, or the “Company”) for the fiscal year ended December 31, 2010. The responses below correspond to the captions and numbers of the comments in your letter which are reproduced below in bold.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 3.  Basis of Presentation and Summary of Significant Accounting Policies, page 35

Principles of Consolidation, page 35

1.
Please tell us why you limit the consolidation policy disclosed to the consolidated financial statements for 2010.  Please amend the Form 10-K to also address your policy for all periods presented.  Refer to ASC 810-10-50-1.

Response

The Company’s Form 10-K for the fiscal year ended December 31, 2010 presented the consolidated financial statements for the periods as of and for the years ended December 31, 2010 and 2009. In the Company’s consolidation policy as disclosed on page 35 should have indicated both the periods of 2009 and 2010 as oppose to only 2010. In future filings, the Company will revise the consolidation policy disclosures to clarify all periods being presented in the filing.

Revenue Recognition, page 36

2.
We note that your agreement with Cardinal Health gives them minimum gross margins on their sales.  Please explain how you evaluated these terms in determining how to recognize revenues.  Discuss how you determine whether the revenues are fixed or determinable.

Response

The minimum gross margins given to Cardinal Health are processed through the Company’s rebate policy. As indicated in the final sentence of the Company’s revenue recognition policy, revenues are recorded net of any rebates given to the buyer. The Company recognizes revenue in accordance with SAB No. 104 and respective rebates in accordance with ASC 605-50. More specifically through the guidance of ASC 605-50-25-4 based on the following facts: the rebate amounts are probable and reasonably estimable, the rebate process occurs under a relatively short period of time, the Company has sufficient historical experience with the level of rebates, and the transactions are relatively homogeneous.

3.
We note that you did not provide reconciliation for the numerator in 2010 and that you included the assumed conversion of Series B preferred stock in the denominator.  Please tell us how you considered ASC 260-10-45-16 under which you should adjust the numerator to add back any convertible preferred dividends.

Response

When considering ASC 260-10-45-16 the Company inadvertently excluded the effect of the Series B convertible preferred stock dividend of $110,018 in the numerator of the diluted EPS calculation. As noted below by adding back the Series B convertible preferred stock dividend the diluted EPS amount remains unchanged at $0.06. In future filings, we will include the effect of preferred dividends as part of the numerator of the diluted EPS calculation if the effected underlying instrument is dilutive.

	As filed	Adjusted
	2010	2010
Basic
Income available to common stockholders	$1,813,303	$1,813,303
Weighted average common shares outstanding	$23,472,730	$23,472,730
Income per common share	$0.08	$0.08
Diluted
Income available to common stockholders	$1,813,303	$1,813,303
Plus: Dividends due to assumed conversion of Series B preferred stock	-	110,018
Income available to common stockholders + assumed conversions	1,813,303	1,923,321

Weighted average common shares outstanding	23,472,730	23,472,730
Assumed issuance of restricted stock	75,000	75,000
Assumed exercise of options	385,531	385,531
Assumed conversion of Series B preferred stock	4,267,629	4,267,629
Assumed exercise of warrants	2,567,686	2,567,686
Common and potential common shares	30,768,576	30,768,576
Income per common share	0.06	0.06
Potentially dilutive securities outstanding at period end excluded from diluted computation as they were anti-dilutive	16,258,299	16,258,299

Note 12.  Equity Transactions, page 49

4.	With respect to the warrant exchanges in July and September of 2009, please tell us how you calculated the gain recognized on these transactions of $163,000 and $849,000.

Response

As noted in Note 13 on page 51, the Company reclassified certain warrants, including those tendered as part of the July and September exchanges, from additional paid in capital to a liability in accordance with ASC 815-40.  At the time of the July and September exchanges, the carrying values of the warrant derivative liabilities were approximately $5.1M and $578k, respectively, relating to the underlying warrants.

Since the warrant exchanges entailed the extinguishment of warrant derivative liabilities in exchange for the issuance of common shares, the Company applied ASC 405-20-40-1 to determine the propriety of the de-recognition of the warrant derivative liabilities, ASC 470-50-40-2 to determine the applicable gain or loss on these transactions and ASC 505-50-30-2 to measure the fair value of the equity instruments issued.  The Company deemed the market price of the common stock at the time of the exchanges to be the more reliably measurable metric.  Pursuant to ASC 470-50-40-2, the difference between the reacquisition price and the net carrying amoung of the extinguished debt was recognized currently in income in the period of extinguishment.

For the July exchange, the gain of $163,000 was based on the fair value of the common stock issued of approximately $6.45M compared to the recorded warrant derivative liability of $5.1M plus the cash received of approximately $1.51M.  For the September exchange, the gain of $849 (not $849,000 as noted in this comment) was based on the fair value of the common stock issued of approximately $772k compared to the recorded warrant derivative liability of $578k plus the cash received of approximately $195k.

5.
Please explain the terms of the exchange transactions and why you refer to the transactions as exchanges and not the exercise of the warrants.  Discuss whether the exchanges were pursuant to the original terms of the warrants.  Cite the accounting literature upon which you relied and how you applied it to your facts and circumstances.

Response

To summarize the terms of the exchange, each existing warrant holder of the Company’s outstanding warrants were offered the option to exchange all of their outstanding warrants for newly issued shares of the Company’s common stock. The warrant holders could have done this by either (i) electing to receive an equivalent number of shares of common stock calculated based on the number of warrants the holder was willing to give up, and were measured using a Black-Scholes-based methodology chosen by the Company, or (ii) by electing to purchase shares of the Company’s common stock for cash, using their outstanding warrants as valued by Black-Scholes as a credit towards the total purchase price of the shares purchased.

The transaction was not considered an exercise of warrants, but rather an exchange since the offer was to exchange their outstanding warrants for either of two distinct investment options, with different share amounts and common stock prices. If the warrant holder chose not to participate in the exchange, then their warrants were unaffected and continued to carry their original terms. In addition, the receipt of cash was not commensurate under the original terms of the warrant agreements.

Note 13.  Warrants and Warrant Derivative Liability, page 50

6.
The discussion of your warrant issuances in 2009 appears to exclude issuances related to 650,000 warrants based upon a reconciliation of the disclosure to your table.  Please describe to us the terms of the issuance and explain how you considered them in accounting for the transaction.

Response

As indicated in the table on page 50, the Company issued 5,996,326 warrants during 2009. These warrants comprise the following all of which were disclosed in Note 13:

Share amount
Warrants issued pursuant to anti-dilution clauses in original warrants	2,576,326
January Warrants issued	1,530,000
Warrants issued to a former Interim Chief Financial Officer	15,000
Warrants issued to Cardinal Health in connection with new supply and distribution agreement (1,250,000 shares at $2 per share and 625,000 shares at $4 per share.)	1,875,000
Total warrants issued during the fiscal year ended December 31, 2009	5,996,326

7.	With respect to the January 2, 2009 transaction where you issued additional warrants, please respond to the following:

•	Summarize for us the terms of the warrants that required you to issue warrants for 2,576,326 shares of common stock.

Response

The terms of the original warrants are as follows:

➢
3.2 million warrants at 5 year term to purchase shares of the Company’s common stock with price ranges of $1.25-$1.40 (these warrants were issued in connection with previous debt and equity financing transactions).

➢
If the Company shall offer, sell or grant an option at a price that is less than the exercise price of certain warrants, the exercise price of these warrants shall be reduced to the lower exercise price when the triggering common stock or common stock equivalent gets issued.

➢
Whenever there is an adjustment made to reduce the exercise price of the warrant, then the number of warrant shares shall be increased proportionately so that after such adjustment the aggregate exercise price payable hereunder (i.e. the exercise price per share multiplied by the total number of shares) shall be equal to the aggregate exercise price that was in effect immediately prior to such adjustment.

•	Explain to us how you accounted for the transaction including the accounts impacted.

•	Tell us how you determined the amount of the expense related to this transaction of $1.3 million.

Response

The additional warrants issued were accounted for under ASC 505-50, under the premise that the Company was issuing the additional warrants as consideration to satisfy the anti-dilution clauses in the original warrants. The fair-value of the warrants was measured using the Black-Scholes valuation model, resulting in a fair value of $1.3 million. Since the warrants were fully vested and exercisable at the date of grant (and therefore under guidance of 505-50-25-7), the Company recorded an operating expense and an increase of additional paid-in capital of $1.3 million during Q1 of 2009.

8.	With respect to the January 29, 2009 transaction where you issued warrants with debt, please respond to the following:

•	Summarize for us the terms of the debt and warrants and whether you classified the warrants as liabilities or equity and why.

Response

As described in the Company’s filing on Form 8-K filed on February 3, 2009, the significant terms of the Senior Secured Notes and Warrant Purchase Agreement were as follows:

➢	The Company sold senior Secured Promissory Notes (“Notes”) in the principal amount of $2,550,000, and issued warrants to purchase 1,530,000 shares of the Company’s common stock.

➢	The Notes accrued interest at 10% per annum throughout the term of the notes, and had a maturity date of January 29, 2011.

➢
The Note Holders were given the option to participate in the next issuance of securities issued by the Company for cash or the exchange of debt, taking place after the Closing and prior to the note’s maturity date.

➢	The Notes were secured by essentially all of the Company’s assets.

➢	The warrants had a 5 year term to purchase shares of the Company’s common stock at an exercise price of $1.00 per share.

➢
If the Company offers, sells or grants any option at a price less than the exercise price of these specific warrants, the exercise price of the warrant shall be reduced to the adjusted price when the common stock or common stock equivalents get issued.

➢
Any adjustment that results in a reduction of the warrant’s exercise price, will also result in the number of warrant shares being increased proportionately so that after such an adjustment the aggregate exercise price payable shall be the same dollar amount as the aggregate dollar exercise price was immediately prior to such adjustment.

The Company evaluated the warrants under ASC 815-40 and classified the warrants as warrant derivative liabilities because the instruments did not qualify for the scope exceptions, specifically:

➢
The warrants were not considered to be indexed to the Company’s stock.  As noted above, the warrant’s strike price and number of shares used to calculate the settlement amount were not fixed and could be adjusted based on the Company offering, selling, or granting options at a price less than the exercise price of the warrants.

➢	The warrants were not eligible for equity classification. The Company did not have a sufficient number of authorized and unissued shares to settle such warrants.

•	Show us how you determined the allocation of the proceeds to the debt and warrants.

Response

The Company recorded the Note value of $1.23 million along with the debt discount, in accordance with ASC 470-20-25, comprising the warrant derivative liability $1.32 million. The warrant derivative liability was calculated using the Black-Scholes valuation model.

9.	With respect to the November 19, 2009 transaction with Cardinal Health, please respond to the following:

•	Summarize for us the terms of the agreement and explain how you accounted for the transaction including the accounts impacted.

Response

As described in our filing on Form 8-K filed on November 24, 2009, the significant terms with Cardinal Health are summarized as follows:

➢
Cardinal Heath agreed to act as the exclusive distributor of certain products used in the Company’s proprietary Safety-Sponge® System in the United States, Puerto Rico and Canada for a five-year term. This particular term had no accounting impact.

➢
Cardinal Health issued a $10 million purchase order for the Company’s products calling for deliveries over the next 12-month period.  The company received $8 million as partial pre-payment for such products, and Cardinal Health agreed to pay up to $2 million directly to A Plus International, Inc., the exclusive supplier of the Company’s Safety-Sponge®. The accounts impacted for this particular term are described in Note 11 of the Company’s Form 10-K for the fiscal years ended December 31, 2010 and 2009.  Once the prepayment was received by the Company, a deferred revenue liability of $8 million was recorded on the Company’s balance sheet and the $2 million payment to A Plus reduced the Company’s outstanding accounts payable.

➢	The Company agreed to provide Cardinal Health minimum gross margins on the sale of the Company’s products. See our response to SEC comment #2.

➢
The Company entered into a warrant purchase agreement with Cardinal Health under which the Company issued Cardinal Health warrants to purchase 1,250,000 shares of our common stock at $2 per share, and 625,000 shares of our common stock at $4 per share. Since there was uncertainty as to whether or not there would be any future economic benefit and no specific future performance or obligation and since the warrants were fully vested and exercisable at the date of grant, the Company deemed this to be similar to an R& D expense or an advertising expense, and as such determined that immediate expensing of the cost as a one-time expense of $2.4 million was recorded in other income and expense during 2009.

•	Show us how you determined the amount of the expense of $2.4 million.

Response

To determine the expense amount in accordance with ASC 505-50-30, the Company measured the fair value of the 1,875,000 warrants using the Black Scholes valuation model.

10.
To the extent not addressed by your responses to the comments above, please summarize for us the terms of the warrants that caused you to account for them as liabilities under ASC 815-40 (previously EITF 07-5).

Response

See above comments for discussions on ASC 815-40.

Note 16.  Related Party Transactions, page 53

11.	Please tell us the significant terms of your agreement with A Plus International. Please explain why you record revenues on a gross basis and how you considered ASC 605-45-45.

Response

As described in the Company’s filing on Form 8-K filed on February 2, 2007, the significant terms with A Plus International (“A Plus”) are summarized as follows:

➢	A Plus agrees to act as the exclusive manufacturer for the Company’s products.

➢	A Plus is granted the exclusive, world-wide license to manufacture and import SurgiCount's products.

➢	The term of the Agreement is eight years.

Pursuant to the accounting guidance of ASC 605-45-45, the Company records revenue on a gross basis as the Company (i) is the primary obligor, (ii) has inventory risk, (iii) has latitude in establishing price, (iv) performs part of the service, (v) has discretion in certain supplier selection, and (vi) has credit risk.

12.	Please tell us how the changes to the terms of your supply agreement with A PlusInternational, Inc. on June 1, 2009 impacted your accounting for the agreement.

Response

The main change in terms to the Company’s supply agreement with A Plus affected on June 1, 2009, related to the timing for when the transfer of title to the finished Safety-Sponge inventory occurs.   Previously A Plus owned the finished Safety- Sponge inventory after the manufacturing process, while product was in-transit from their manufacturing facility in China to their US warehouse in Chino, California, and while the product was waiting in their US warehouse to be shipped to Cardinal Health.  Since June 1, 2009, the Company now takes on inventory risk and title to inventory passes onto the Company when the Safety-Sponge® finished goods first reach A Plus’ warehouse location in Chino, California. The change of terms affected the timing for recording inventory and associated accounts payable. This change as well as changes to stock levels resulted in higher inventory and accounts payable balances as of December 31, 2010 and 2009 as compared to December 31, 2008 balances.

13.	Please tell us the significant terms of your agreement with Cardinal Health, including the March 2011 amendment. Discuss how you are accounting for your transactions with Cardinal Health and why.

Response

The significant terms of the Company’s initial agreement with Cardinal Health are described in our response to SEC comment #9. As discussed in Note 21 of the Company’s Form 10-K for the fiscal years ended December 31, 2010 and 2009, the following are summarized terms of the Company’s March 2011 amended distribution agreement with Cardinal Health:

➢	The term from the Company’s November 2009 agreement was extended around 13 months to December 31, 2015.

➢	The Company was given the unilateral right to buy-back at cost any inventory purchased by Cardinal Health of our products held by Cardinal that exceeds 60 days’ worth of Cardinal Health sales.

➢
Cardinal Health agreed to not sell any of the $10 million of Stocking PO inventory until January 2012, and both parties agreed to a methodology for how much Stocking PO inventory Cardinal Health can sell each month during 2012.

As the Company was given the unilateral right, but not the obligation to buy back excess inventory form Cardinal Health under the new March 2011 amendment, the Company reviewed guidance ASC 470-40 to determine if a seller financing arrangement exists.  Under the guidance of ASC 470-40-15-2, the Company determined that a seller financing arrangement did not exist due the following facts:  the Company has the right, but not the obligation to buy back excess inventory, Cardinal Health retains the responsibility for the product and the unilateral right to buy back excess inventory at the Company’s selling price and with no additional costs.

14.
We note that in connection with the Supply and Distribution Agreement entered into in November 2009 with Cardinal Health, you issued warrants to purchase 1,250,000 shares of your common stock at $2 per share, and 625,000 shares of your common stock.  Please tell us how you accounted for and valued the issuance of warrants and shares.

Response

See response to SEC comment #9.

******

Patient Safety Technologies acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely, /s/ David Dreyer David Dreyer Executive Vice President, Chief Financial Officer and Secretary